September 12, 2022

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Luckin Coffee Inc. Form 20-F for Fiscal Year Ended December 31, 2021 Response dated August 2, 2022 File No. 001-38896

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Ms. Wirth and Mr. King:

This letter sets forth the responses of Luckin Coffee Inc. (“Luckin” or the “Company”) to the comments (the “Comments”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated August 30, 2022 pertaining to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”).

For your convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below each Comment. The Company’s proposed amendments speak as of April 14, 2022, the filing date of the 2021 Annual Report. The Company undertakes to include the proposed amendments substantially in the form set forth below with revisions and updates as appropriate to reflect the Company’s circumstances at the time when the Company files its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”).

Capitalized terms used but not defined herein shall have the respective meanings given to them in the 2021 Annual Report. Unless otherwise specified, the proposed disclosure amendments herein are marked against the 2021 Annual Report.

General

1.            Please note that our prior comments 1-15 concerned information that should be prominently disclosed in the Key Information section of your annual report. However, we note that your responses to comments 1-15 seem to suggest that at least some of the revisions would be made in the Risk Factor section instead of the Key Information section. For the avoidance of doubt, please make the revisions in the Key Information section.

Response

In response to the Comments, the Company intends to include the below disclosures under the section heading “Item 3. Key Information” and above the subsection heading “Item 3. Key Information – 3.A. [Reserved]” of the 2021 Annual Report, instead of under the subsection heading “Item 3. Key Information – Risk Factors.” The below amendments were originally proposed in the Company’s response letter dated August 2, 2022 (the “Prior Response”), except for the updated disclosures regarding the VIE and the Statement of Protocol signed on August 26, 2022, which are marked in bold,

~~Luckin Coffee Inc. is~~ Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company ~~that~~, which operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits, such as the internet content provider license (the “ICP license”), which it might need in the future through the VIE. As current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses, Luckin Coffee Inc. or its direct and indirect subsidiaries do not, and it is not possible for them to hold such licenses and permits through equity ownership in practice. As used in this annual report, “we,” “us,” “our company,” “our,” “Group” or “Luckin” refers to Luckin Coffee Inc. and its subsidiaries, and, in the context of describing Luckin Coffee Inc.’s ~~our~~ consolidated financial information, also its variable interest entity ~~our consolidated VIE~~. ~~However, we and our direct and indirect subsidiaries do not, and it is virtually impossible for them to, have any equity interests in the VIE in practice as current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses. As a result, we depend on certain contractual arrangements with the VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we might need in the future, such as the ICP license, held by the VIE. This structure allows us to~~

Our corporate structure involves unique risks to investors in the ADSs. The Company does not conduct operations by itself, but through its PRC subsidiaries. We entered into a series of contractual arrangements with the VIE, but ~~,exercise effective control over the VIE, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership. T~~the VIE is owned by certain nominee shareholders, not us~~. Investors of our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries, which have substantial business operations and assets, or the VIE~~. Investors who are non-PRC residents may not ~~never~~ directly hold equity interests in the VIE under current PRC laws and regulations. Our VIE is consolidated for accounting purposes, but the Company does not own equity in it, nor does it operate business through the VIE.”

~~In this annual report, we refer to Luckin Coffee (China) Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Xiamen) Co., Ltd., Luckin Coffee Roasting (Pingnan) Co., Ltd. and their subsidiaries as the PRC subsidiaries in the context of describing of their activities. We refer to Beijing Luckin Coffee Technology Ltd. as the VIE in the context of describing its activities and contractual arrangements with us. The VIE primarily holds certain restricted licenses and permits which we might need in the future. Our VIE is consolidated for accounting purposes, but the Company does not own equity in it. The Company does not conduct operations by itself.~~

~~Our corporate structure involves unique risks to investors in the ADSs.~~ Our contractual arrangements with the VIE have not been tested in court. If the PRC government deems that any of our business operations carried out by our PRC subsidiaries were to be restricted or prohibited from foreign investment, our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. Additionally, potential future actions by the PRC government ~~that~~ could affect the legality and enforceability of the contractual arrangements with the VIE and, consequently, will affect our ability to consolidate the financial results of the VIE, which have not been historically material to the Group and are not expected to be material in the near future. In 2019, 2020 and 2021, the VIE did not generate any revenue. As of December 31, 2020 and 2021, total assets of the VIE, excluding amounts due from other companies in the Group, equaled to 0.64% and 0.05% of our consolidated total assets as of the same dates, respectively. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Corporate Structure” for a detailed discussion.

As used in this annual report, PRC subsidiaries refer to Luckin Coffee (China) Co., Ltd., Beijing Luckin Coffee Co., Ltd., Luckin Investment (Tianjin) Co., Ltd., Luckin Coffee Roasting (Xiamen) Co., Ltd. Luckin Coffee Roasting (Pingnan) Co., Ltd. and their respective subsidiaries in the context of describing their activities. The VIE refers to Beijing Luckin Coffee Technology Ltd. in the context of describing its activities and contractual arrangements with us. The VIE primarily holds certain restricted licenses and permits which we might need in the future.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. We could be adversely affected by uncertainties with respect to the PRC legal system. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of PRC laws and regulations involve additional uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.

The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. ~~For example, we~~We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance~~, as well as the lack of inspection from the PCAOB, on our auditors (which may potentially lead to the~~. For example, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development” for more information about these new laws and regulations. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the trading status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. If we proceed with any of such offering or maintain the trading status of our ADSs without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading ~~suspension~~price of the ADSs ~~from the U.S. market).~~ .

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or ~~in extreme cases,~~ become worthless.

We also face risks associated with the lack of inspection from the PCAOB of our auditor (which may lead to the trading suspension of the ADSs from the U.S. market). The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Under the HFCA Act, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The U.S. Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before the ADSs may be prohibited from trading or delisted. On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditors are subject to the determinations. In May 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely. The PCAOB is now required to reassess its determinations for purposes of the Holding Foreign Companies Accountable Act by the end of 2022. Despite of the detailed and specific requirements as prescribed in the Statement of Protocol, if the PCAOB is unable to inspect or investigate completely the registered public accounting firms headquartered in China, issuers whose financial statements are audited by such firms for three consecutive years will still face prohibitions on their securities trading in the U.S. The prohibition of trading of the ADSs on the OTC may materially and adversely affect the value of your investment, including rendering your investment worthless. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.

Investors in our securities should note that to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of Luckin Coffee Inc., its subsidiaries, or the VIE by the PRC government to transfer cash. Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to Luckin Coffee Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to holders of our securities. For example, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For details about the applicable PRC regulations and rules relating to such cash transfers through our Group and the associated risks, see “- Risks Related to Doing Business in China - We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” “- Risks Related to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development – Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

Luckin Coffee Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on its Shares or the ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. None of our PRC subsidiaries has issued any dividends or distributions to their respective parent companies, including Luckin Coffee Inc., or to any investors as of the date of this annual report. Our subsidiaries in the PRC currently retain cash generated from their operating activities and re-invest it in our business operations. In the future, our ability to pay dividends, if any, to our shareholders and ADS holders and to service any debt we may incur will depend upon dividends and other distributions paid by our PRC subsidiaries.

As of the date of this annual report, we do not have cash management policies in place that dictate how funds are transferred between Luckin Coffee Inc., our PRC subsidiaries, the VIE and the investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. Cash is transferred among Luckin Coffee Inc., Luckin Coffee Investment Inc., our BVI subsidiary, Luckin Coffee (Hong Kong) Limited (“Luckin HK”), Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, our Hong Kong subsidiaries, and their PRC subsidiaries, in the following manner: (i) funds are transferred to Luckin Coffee (China) Co., Ltd. (“Luckin China”), a wholly owned subsidiary of Luckin HK that is the holding company of PRC operating subsidiaries, from the Company as needed through Luckin HK in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Luckin China to Luckin Coffee Inc. through Luckin HK.

As of December 31, 2021, Luckin Coffee Inc. made cumulative capital contributions of US$1,968.9 million to its PRC subsidiaries through an intermediate holding company which were accounted as loan to an intermediate holding company of Luckin Coffee Inc. These funds have been used by the PRC subsidiaries for their operations. In the future, cash proceeds raised from overseas financing activities may be transferred by us through Luckin HK to Luckin China via capital contribution and shareholder loans, as the case may be. Luckin China then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For a presentation of parent-company-only financial information for Luckin Coffee Inc. for 2019, 2020 and 2021, see “Note 23 – Parent Company Only Condensed Financial Information” to the Company’s consolidated financial statements included in this annual report.

The VIE is not involved in the business operations or fund planning of the Group. However, Luckin Coffee Inc. and its subsidiaries may transfer cash to the VIE by loans or capital support, subject to satisfaction of applicable government registration and approval requirements, to satisfy the VIE's miscellaneous cash demands, such as social insurance fees for employees whose social insurance accounts were registered under the VIE. In 2019, 2020 and 2021, our PRC subsidiaries transferred RMB8.0 million, RMB74.1 million and RMB18.8 million (US$3.0 million), respectively, to the VIE by loans or by capital support. In addition, the VIE may transfer cash as repayment of loans or, on an ad hoc basis, as working capital support to our PRC subsidiaries. In 2019, 2020 and 2021, the VIE transferred to our PRC subsidiaries RMB1.0 million, RMB3.3 million and RMB58.8 million (US$9.2 million), respectively. These funds were used for repayment of loans or to support operations of our PRC subsidiaries. In addition, we and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

2.            We note your responses to comments 5 and 6. Please revise your summary risk factors to reflect the risks associated with cash in the business that is in the PRC or a PRC entity and whether there are limitations on your ability to transfer cash. In this regard, we note your second to last summary risk factor in the section titled "Risks Relating to Doing Business in China." Please revise to reflect that such funds may not be available for use outside of the PRC and highlight the specific limitations on your ability to transfer cash. Also, please revise your summary risk factors so that each summary risk factor in the "Risks Relating to Doing Business in China" contains a cross-reference to the more detailed risk factor disclosed in Item 3.D. Risk Factors.

Response

The Company acknowledges the Comments. In response to the Comments, the Company intends to revise the disclosure on page vii of the 2021 Annual Report in future filings as set forth in the Company’s response to Comment 4 below.

3.            We note your response to comment 8, particularly the following proposed sentence: "We exercise effective control over the VIE through contractual arrangements, not equity ownership." Any references to control should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please revise your disclosure accordingly.

In response to the Comments, the Company intends to revise the proposed disclosures in the response to comment 8 of the Prior Response and make conforming changes throughout in future filings. For the avoidance of doubt, the disclosure amendments below are marked against the Company’s response to comment 8 of the Prior Response. In addition, as noted in the Prior Response, while the following proposed amendment speaks as of April 14, 2022, the Company intends to update the disclosure to reflect the replacement of the nominal shareholders of the VIE with Mr. Jinyi Guo, the Company’s Chairman and CEO, and Mr. Gang Wu, the Company’s Senior Vice President, which occurred after the filing of the 2021 Annual Report.

Contractual Arrangements and Corporate Structure

Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China, but instead are purchasing equity securities of a Cayman Islands holding company, Luckin Coffee Inc., which operates its business in China through its PRC subsidiaries and holds certain foreign restricted licenses and permits, such as the internet content provider license (the “ICP license”), which it might need in the future through the VIE. As current PRC laws and regulations restrict foreign investment in certain telecommunication related businesses, Luckin Coffee Inc. or its direct and indirect subsidiaries do not, and cannot hold such licenses and permits through equity ownership in practice.

Our corporate structure involves unique risks to investors in the ADSs. The Company does not conduct operations by itself, but only through its PRC subsidiaries. Additionally, we have, through the Beijing WFOE, entered into a series of contractual arrangements with the VIE as well as its shareholders, but ~~exercise effective control over the VIE through contractual arrangements, not equity ownership. T~~the VIE is owned by certain nominee shareholders, not us. Investors in the ADSs ~~who are non-PRC residents~~ may not ~~directly~~ hold any equity interest~~s~~ in the VIE, directly or indirectly, under current PRC laws and regulations. The terms contained in these contractual arrangements enable the Company to (i) direct the activities of the VIE that most significantly impact its economic performance, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC law. As a result, the Company is considered the primary beneficiary of the VIE for accounting purposes and is able to consolidate the financial results of the VIE in its consolidated financial statements in accordance with U.S. GAAP. However, the Company does not own equity interest in the VIE and its rights through these contractual arrangements may be less effective than equity ownership. ~~The VIE is consolidated for accounting purposes, but the Company does not own equity interest in it.~~ Uncertainties with respect to our corporate structure exist because the PRC courts have not determined whether the contractual arrangements with the VIE are enforceable and the PRC courts may determine that the VIE structure violates the restriction on foreign investment. If the enforceability of the contractual arrangements with the VIE became the subject of legal proceedings in China, we could incur substantial legal expenses in the effort to enforce our contractual rights with no assurance of ultimate success, and the value of our securities could decline significantly or become worthless.

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and the VIE.

Luckin Coffee Inc.
(Cayman Islands)
100%
Luckin Coffee Investment Inc.
(British Virgin Islands)
100%
Luckin Coffee Roasting (Hong Kong) Limited
(Hong Kong)
100%
Luckin Coffee (Hong Kong) Limited
(Hong Kong)
100%
Luckin Coffee Roastery (Hong Kong) Limited
(Hong Kong)
offshore
onshore
100%
Luckin Investment
(Tianjin) Co., Ltd.
100%
Luckin
China
100%
Beijing
WOFE
VIE(1)
100%
1 subsidiary
100%
87 subsidiaries
95%
Luckin Coffee
Roasting (Pingnan)
Co., Ltd.
5%
100%
Luckin Coffee
Roasting (Xiamen)
Co., Ltd.
Shareholding ownership
Contractual ownership

(1)            Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated from the Company based on the Internal Investigation and have since ceased to be involved in the management of the Company. We are in the process of replacing the nominal shareholders or otherwise optimizing our VIE structure.

Contractual Arrangements with the VIE and Its Nominee Shareholders

We established the VIE to hold certain foreign restricted licenses and permits which we might need in the future, such as the ICP license. The VIE also held some of our intellectual properties which have since been transferred to our PRC subsidiaries. In 2019, 2020 and 2021, the VIE did not generate any revenue. ~~We exercise effective control over the VIE through contractual arrangements among the Beijing WFOE, the VIE and its shareholders~~

The contractual arrangements entered into by and among the Beijing WFOE, the VIE and its shareholders, as described in more detail below, allow us to:

•	~~exercise effective control over~~direct the activities of the VIE that most significantly impact its economic performance;

•	receive substantially all of the economic benefits of the VIE for accounting purposes; and

•	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. However, our contractual arrangements with the VIE may be less effective than having ownership in providing operational control and we may incur substantial costs to enforce the terms of the arrangements, and may not be successful.

In the opinion of our PRC legal counsel, King & Wood Mallesons

•	the ownership structure of the VIE is not in violation of applicable PRC laws and regulations currently in effect; and

•	the contractual arrangements among the Beijing WFOE, the VIE and the shareholders of the VIE, governed by PRC law, are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

The following is a summary of the contractual arrangements by and among the Beijing WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Agreements That Provide Us with ~~Effective Control~~Controlling Financial Interest over the VIE

Proxy Agreement and Power of Attorney. Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the VIE and shareholders of the VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIE, including, but not limited to, the right to call and attend shareholders’ meetings, execute and deliver any and all written resolutions and meeting minutes as a shareholder, vote by itself or by proxy on any matters discussed on shareholders’ meetings, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of the VIE and the relevant laws and regulations. This agreement will remain in force as long as the VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of the Beijing WFOE.

Confirmation and Guarantee Letters. Each shareholder of the VIE has signed a Confirmation and Guarantee Letter. Under the Confirmation and Guarantee Letters, each of the shareholders of the VIE confirmed, represented and guaranteed that in no circumstances will their ability to exercise their rights in the VIE be affected or any act that may affect or hinder the fulfillment of their obligations under the contractual agreements be carried out by any other person that may be entitled to assume rights and interests in their equity rights in the VIE. Each of the shareholders of the VIE further confirmed that they will unwind the contractual agreements and transfer all of the shares of the VIE to Beijing WFOE or any party designated by Beijing WFOE as soon as the applicable laws of the PRC allow Beijing WFOE to operate the business operated by the VIE without the contractual agreements, and will return any consideration received through this to Beijing WFOE or any party designated by Beijing WFOE. Each of the shareholders of the VIE undertook that unless otherwise agreed by the Beijing WFOE in written form, they will not engage in, own or acquire any business that competes or might compete with the business of the VIE or its affiliated companies, will not give rise to conflict of interest between themselves and Beijing WFOE and will take any action as instructed by Beijing WFOE to eliminate the conflict once such conflict arises.

Spousal Consent Letter. The spouse of Mr. Min Chen has signed a spousal consent letter. Under the spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case she obtains any equity of the VIE due to any reason.

Share Pledge Agreement. Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the VIE, the shareholders of the VIE have pledged 100% equity interest in the VIE to Beijing WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the VIE and the shareholders from time to time. If the VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of the VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreements That Allow Us to Receive Economic Benefits from the VIE For Accounting Purposes

Master Exclusive Service Agreement. Pursuant to the Master Exclusive Service Agreement between Beijing WFOE and the VIE, Beijing WFOE or its designated affiliated entities have the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE has the right to determine the service fee charged to the VIE under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the Beijing WFOE to provide the services, content and commercial value of the service provided, as well as the benchmark price of similar services in the market. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement among Beijing WFOE, the VIE and the shareholders of the VIE, the VIE and the shareholders of the VIE agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the shareholders shall cause the VIE not to, engage in any transaction that may materially affect its asset, obligation, right or operation, including but not limited to any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice, a merger, reorganization, acquisition or restructuring of its principal business or assets, or an acquisition or investment in any other form, in favor of a third party, selling to or acquiring any tangible or intangible asset other than in the ordinary course of business, incurrence of any encumbrance on any of its assets, or an amendment to its articles of association. The VIE shall accept, and the shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The shareholders of the VIE shall only appoint persons designated by Beijing WFOE to be the directors of the VIE. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Agreements That Provide Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement among Beijing WFOE, the VIE and its shareholders, the shareholders of the VIE irrevocably grant Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIE at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in the VIE, except for the pledge placed pursuant to the Share Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in the VIE without the prior written consent of Beijing WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of the VIE not to approve such proposal. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the equity interest in the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

4.            We note your response to comment 10. Please update the summary risk factors, in the section titled "Risks Relating to Doing Business in China" to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Each summary risk factor in the "Risks Relating to Doing Business in China" section should include an individual cross-reference to the more detailed risk factor disclosed in Item 3.D. Risk Factors.

Response

In response to the Comments, the Company respectfully advises that it intend to revise the disclosure on page vii of the 2021 Annual Report as follows and make conforming changes throughout.

Risks Relating to Doing Business in China

•            Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations or hinder our ability to offer or continue to offer securities to investors. In such events, our ordinary shares and ADSs could decline in value or become worthless. For details, see page 37 of this annual report.

•            Changes in laws, regulations and policies in China and ~~U~~uncertainties with respect to the PRC legal system could adversely affect us. Rules and regulations in China can change quickly with little advance notice. For details, see page 37 of this annual report.

•            The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits from such inspections. For details, see page 38 of this annual report.

•            Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB is unable to inspect or fully investigate our auditors. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States. For details, see pages 38 and 39 of this annual report.

•            The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the OTC. For details, see page 39 of this annual report.

•            Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the United States and the trading prices of our ADSs. For details, see page 39 of this annual report.

•            Cash in our business in the PRC may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. In particular, the ability of our PRC subsidiaries to pay dividends may be subject to foreign exchange restrictions and dividends may be paid only out of the distributable profits of our PRC subsidiaries as defined under the PRC laws and regulations. For details, see pages 39 and 40 of this annual report.

•            The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with our offshore securities offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. For details, see pages 40, 41 and 42 of this annual report.

Additionally, the Company intends to revise disclosures on page 37 of the 2021 Annual Report as follows:

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The PRC government exerts substantial influence over the manner in which we conduct our business and may intervene in our offerings conducted overseas or foreign investment in China-based issuer. Any actions by the PRC government to exert more oversight and discretion could result in a material adverse change in our operations or hinder our ability to offer or continue to offer securities to investors. In such events, our ordinary shares and ADSs could decline in value or become worthless.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Specifically, the PRC government has significant oversight over the conduct of our business and may intervene in our operations as the government deems appropriate, which may potentially result in a material adverse effect on our operations. The PRC government has also recently indicated an intent to exert more oversight over securities offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise capital in international capital markets. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Moreover, the PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on a U.S. stock exchange. For example, we face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore securities offerings, anti-monopoly regulatory investigations and actions, cybersecurity and data privacy compliance; also, the PRC government has recently indicated an intent to exert more oversight over overseas securities offerings and published a series of laws and regulations to regulate such transactions. See “Item 4. Information on the Company – 4.A. History and Development of the Company – Recent Regulatory Development” for more information about these new laws and regulations. If the CSRC, CAC or other PRC regulatory agencies determine that prior approval is required for any of our offerings of securities overseas or maintenance of the trading status of the ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. If we proceed with any of such offering or maintain the trading status of our ADSs without obtaining the CSRC’s, CAC’s or other PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China or accept foreign investments, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs.

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected various industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. While we believe that our business operations comply with relevant PRC laws and regulations currently in force in all material respects, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless.

Changes in laws, regulations and policies in China and ~~U~~uncertainties with respect to the PRC legal system could adversely affect us. Rules and regulations in China can change quickly with little advance notice.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of PRC laws and regulations involve additional uncertainties. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. ~~In particular, the interpretation and enforcement of these laws and regulations involve uncertainties.~~ Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

5.            We note your responses to comments 11 and 12. Please name your PRC counsel in your disclosure.

Response

In response to the Comments, the Company intends to revise the disclosure on page 61 of the 2021 Annual Report in future filings as follows. The below amendments were originally proposed in the Prior Response of the Company, except for the disclosure of the name of our PRC counsel, which is marked in bold.

Material Licenses and Permits

As advised by our PRC legal counsel, King & Wood Mallesons, our ~~Our~~ PRC subsidiaries and the VIE have obtained all material licenses and approvals required for our operations in China, except as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

Pursuant to the relevant laws and regulations in the PRC where our PRC subsidiaries and the VIE operate their business, we are required to maintain various approvals, licenses and permits, as well as to make certain filings, to operate our business, including ~~but not limited to~~ business licenses, food operation licenses, environmental impact assessment filings, ~~and~~ fire safety inspections, single-purpose prepaid card filings and commercial franchise filings. If we fail to receive or maintain the necessary licenses, permits and approvals and make the necessary filings, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If we inadvertently conclude that certain permissions or approvals are not required while the PRC regulatory authorities take a view that is contrary to our interpretation, we may be subject to fines, confiscation of the gains derived from the related operations or the suspension of related operations. If applicable laws, regulations or interpretations change and we are required to obtain certain permissions or approvals in the future, there can be no assurance that we will be able to obtain such permissions or approvals required for our existing business operations in a timely manner or at all, which could adversely affect our business operations.

6.            We note your response to comment 14. Please include the condensed consolidating schedule in your next annual report on Form 20-F.

Response

In response to the Comments, the Company respectfully advises that it will include the condensed consolidating schedule that disaggregates the parent company, the VIE and its consolidated subsidiaries in its 2022 Annual Report, substantially in the form as set forth in the response to comment 14 of the Prior Response.

7.            We note your response to comment 18. Please revise to name your PRC legal counsel, and please remove the materiality qualifier with respect to your compliance with the regulations and policies issued by the CAC to date.

Response

In response to the Comments, the Company intends to revise the proposed disclosures in the response to comment 18 of the Prior Response. For the avoidance of doubt, the disclosure amendments below are marked against the Company’s response to comment 18 of the Prior Response.

In addition, on December 28, 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 and replaced its previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been required to go through a cybersecurity review by the CAC or other regulatory approvals in connection with maintaining our trading status in the U.S. In addition, (a) from time to time we have been communicating with the competent authorities and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements; (b) we endeavor to improve our data security protection technologies and plan to engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed. As advised by our PRC legal counsel, King & Wood Mallesons, based on the foregoing analysis, we believe that we are compliant with the regulations or policies that have been issued by CAC to date. ~~As advised by our PRC legal counsel, King & Wood Mallesons, we believe that we are compliant with the regulations or policies that have been issued by the CAC to date in all material respects.~~ However, as the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.

8.            We note your response to comment 19, including your cross-reference to Item 6. Directors, Senior Management and Employees - 6.A Directors and Senior Management for the names of your executive officers. However, please revise your disclosure to name the individual directors, officers, or members of senior management that reside within or are PRC nationals.

Response

In response to the Comments, the Company respectfully proposes to revise the disclosure on page 32 of the 2021 Annual Report in future filings as follows. In addition, while the following proposed amendment speaks as of April 14, 2022, the Company intends to update the disclosure to reflect the change of directors and senior management announced after the filing of the 2021 Annual Report. See the Company’s current reports on Form 6-K, furnished on May 20, 2022 and August 8, 2022, respectively. The cross-reference made below was originally proposed in the Prior Response of the Company.

We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a holding company with no operations of our own. We conduct substantially all of our operations in China through our subsidiaries in China and substantially all of our assets are located in China. As such, investors in our ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all our directors and executive officers (including Dr. Jinyi Guo, Wenbao Cao, Gang Wu, Yang Cha, Wai Yuen Chong, Feng Liu, Sean Shao, Reinout Hendrik Schakel, Fei Yang, Shan Jiang and Weiming Zhou) reside within ~~China for a significant portion of the time and most~~ the PRC or are PRC nationals. See “Item 6. Directors, Senior Management and Employees - 6.A Directors and Senior Management” for the names of our directors and executive officers. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, United States and many other countries and regions.

9.            Please update your disclosure about the Holding Foreign Companies Accountable Act throughout your filing to add that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response

In response to the Comments, the Company intends to revise the disclosure on pages 38 and 39 of the 2021 Annual Report as follows. The below amendments were originally proposed in the Prior Response of the Company, except for the updated disclosure regarding the Statement of Protocol signed on August 26, 2022, which is marked in bold.

Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB is unable to inspect or fully investigate our auditors. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, has been signed into law on December 18, 2020. The HFCA Act requires the SEC to prohibit the trading of securities of a Chinese or non-U.S. company on U.S. securities exchanges or the over-the-counter market if the PCAOB has determined that it has been unable to inspect the company’s accounting firm for three consecutive years because of a position taken by an authority in the company’s jurisdiction. Additionally, the U.S. Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years. See “-The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the OTC.” The HFCA Act also requires such companies to make certain disclosures about their ownership by governmental entities and their relationships with the Chinese Communist Party.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act (the “Final Amendments”). The Final Amendments finalized the interim final rules adopted in March 2021 with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In May 2022, we were conclusively identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely. The PCAOB is now required to reassess its determinations for purposes of the Holding Foreign Companies Accountable Act by the end of 2022. Despite of the detailed and specific requirements as prescribed in the Statement of Protocol, if the PCAOB is unable to inspect or investigate completely the registered public accounting firms headquartered in China, issuers whose financial statements are audited by such firms for three consecutive years will still face prohibitions on their securities trading in the U.S.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor in the three consecutive years or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our ADSs will not be permitted for trading over-the-counter. Such prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with such prohibition would have a negative impact on the price of our ADSs.

If our ADS are prohibited from trading in the over-the-counter market in the United States, there is no certainly that we will be able to list our Ordinary Shares on a securities exchange outside the United States or that a market for our Ordinary Shares will develop outside the United States. Such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

In addition, the Company intends to revise the disclosure on page 62 of the 2021 Annual Report as follows to reflect this update:

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA ACT states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCA ACT Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCA ACT were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. The prohibition of public trading of our ADSs, or the threat of their being prohibited, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors of the benefits from such inspections. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China completely. The PCAOB is now required to reassess its determinations for purposes of the Holding Foreign Companies Accountable Act by the end of 2022. Despite of the detailed and specific requirements as prescribed in the Statement of Protocol, if the PCAOB is unable to inspect or investigate completely the registered public accounting firms headquartered in China, issuers whose financial statements are audited by such firms for three consecutive years will still face prohibitions on their securities trading in the U.S. For the details of the risks associated with the enactment of the HFCA ACT, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Trading in our ADSs on the OTC may be prohibited under the HFCA Act, if the PCAOB is unable to inspect or fully investigate our auditors. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The prohibition of trading in our ADSs on the OTC may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our Ordinary Shares on a non-U.S. exchange or that a market for our Ordinary Shares will develop outside the United States.”

Furthermore, the Company intends to provide appropriate updates where necessary in its future filings and disclose further developments with respect to the HFCAA, as appropriate.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Luckin Coffee Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Luckin Coffee Inc.

By:	/s/ Reinout Hendrik Schakel

	Name:	Reinout Hendrik Schakel

	Title:	Chief Strategy Officer

cc:	Li He

Davis Polk & Wardwell LLP

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